ENDMENT #



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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

cm

SEC FILE NUMBER
8-22522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

3\2\10

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member and Board of Directors of Cowen and Company, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Cowen and Company, LLC for the period from April 1, 2009 through December 31, 2009 which were agreed to by Cowen and Company, LLC the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Cowen and Company, LLC 's compliance with the applicable instructions of Form SIPC-7T during the of April 1, 2009 through December 31, 2009. Management is responsible for Cowen and Company, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: Compared item 2B of Form SIPC-7T in the amount of $295,641 to payments made to SIPC in the amounts of $100,865 and $150, $194,626 respectively to copies of the check disbursements, check # 13989 dated July 16, 2009, accounts payable payment notification for the $150 and check disbursements, check # 015818 dated February 23, 2010, respectively obtained from Phongsy Khowong, VP Finance of Cowen and Company, LLC.

   No differences were noted.

2. Compared the Total Revenue of $168,619,000 reported on page 3 of the audited Form X-17A-5 for the year ended, less the revenues reported on the Company's March 2009 Focus Report page 6 line item number 9 for the period from January 1, 2009 to March 31, 2009 of $ 38,272,265 with the total revenue amount of $129,370,962 reported on SIPC-7T page 2, item 2a for the period from April 1, 2009 through December 31, 2009 noting a difference of $975,773.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared deductions in items 2c, line 3, commission paid to other SIPC members of $10,260,621 to the aggregate sum of total Floor Brokerage paid to certain brokers reported on the Company's June 2009 Focus Report page 10 line item number 16 for the period beginning April 1, 2009 through period ending June 30, 2009 of $3,078,173 total Floor Brokerage paid to certain brokers reported on the Company's September 2009 Focus Report page 10 line item number 16 for the period beginning July 1, 2009

through period ending September 30, 2009 for $3,762,644, and total Floor Brokerage paid to certain brokers reported on the Company's December 2009 Focus Report page 7 line item number 16 for the period beginning October 1, 2009 through period ending December 31, 2009 for $3,453,731, noting difference a of $33,927.

b. Compared deductions on line 9(i), total interest and dividend expense of $193,247 to the aggregate sum of interest expense reported on the Company's June 2009 Focus Report page 10 line item number 22 for the period beginning April 1, 2009 through period ending June 30, 2009 of $86,543, interest expense reported on the Company's September 2009 Focus Report page 10 line item number 22 for the period beginning July 1, 2009 through period ending September 30, 2009 of $62,783, and interest expense reported on the Company's December 2009 Focus Report page 7 line item number 22 for the period beginning October 1, 2009 through period ending December 31, 2009 of $43,921, noting no difference.

c. Compared deductions on line 7, direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business of $611,928 to the legal expense summary excel spreadsheet provided by Phongsy Khowong, VP Finance, Cowen and Company LLC.

   No differences were noted.

d. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $48,750 to the following general ledger account activity detail support (April to December 2009) provided by Phongsy Khowong, VP Finance, Cowen and Company LLC:
   - Miscellaneous income, Account 55009 in the amount of $27,839,
   - Fidelity investments dividends, Account 57801 in the amount of $9,167,
   - Other interest income, Account 58501 in the amount of $5,744 and
   - Gain loss on sale of assets, Account 99001 in the amount of $6,000.

   No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the line item "Total Deductions" of $10,921,299 by adding items 2c, line 3 of $10,260,621, line 7 of $611,928, line 8 of $48,750 and item 9(i) of $193,247; noting a difference of $193,247. The corrected "Total Deductions" amounted to $11,114,546;
   b. Recalculated the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $118,256,416 by subtracting line "Total Deductions" of $11,114,546 recalculated in 4a above from line 2a "Total revenue" of $129,370,962;

PRICEWATERHOUSECOOPERS

c. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $ 295,641 of the Form SIPC-7T by multiplying line 2d "SIPC Net Operating Revenues" of $118,256,416 times .0025;
d. Compared the amount in the line titled "General Assessment" on page 1, line 2A of $295,641 to line 2e, General Assessment @ .0025"; and
e. Recalculated line 2F "Total assessment balance and interest due" of $194,626 by subtracting line 2B "Less payments made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)" of $101,015 from line 2A "General Assessment" of $295,641 noting no differences.

No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Cowen and Company LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
March 1, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022522 FINRA DEC
COWEN AND COMPANY LLC 6*6
ATTN TOM CONNER
1221 AVENUE OF THE AMERICAS
NEW YORK NY 10020-1001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 295,641

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (101,015)

June 30, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 194,626

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 194,626

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 194,626

H. Overpayment carried forward $( )

85301
~~83501~~-175
~~CGI~~
Cowen

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cowen and Company, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 23 day of Jan, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 129,370,962

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 10,260,621

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 611,928

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — 48,750

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 193,247

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — 193,247

Total deductions — 10,921,299

2d. SIPC Net Operating Revenues — $ 118,256,416

2e. General Assessment @ .0025 — $ 295,641

(to page 1 but not less than $150 minimum)